Exhibit 99.1



Opening doors to the future®

Press Release

DENVER, CO – February 8, 2022   Contact: Trent Trujillo
                                                                                          Email: ttrujillo@udr.com

UDR ANNOUNCES FOURTH QUARTER AND FULL-YEAR 2021 RESULTS
AND 2022 GUIDANCE RANGES

UDR, Inc. (the "Company") (NYSE: UDR), announced today its fourth quarter and full-year 2021 results. Net Income, Funds from Operations ("FFO"), FFO as Adjusted ("FFOA"), and Adjusted FFO ("AFFO") per diluted share for the quarter ended December 31, 2021 are detailed below.

Metric	4Q 2021 Actual	4Q 2021 Guidance	4Q 2020 Actual	$ Change vs. Prior Year Period	% Change vs. Prior Year Period
			Quarter Ended December 31		
Net Income per diluted share	$0.37	$0.30 to $0.32	$0.09	$0.28	311%
FFO per diluted share	$0.63	$0.52 to $0.54	$0.39	$0.24	62%
FFOA per diluted share	$0.54	$0.52 to $0.54	$0.49	$0.05	10%
AFFO per diluted share	$0.47	$0.46 to $0.48	$0.43	$0.04	9%

- The Company reported net income attributable to common stockholders of $116.4 million, or $0.37 per share, compared to $25.5 million, or $0.09 per share, in the prior year period. This increase was primarily due to an increase in Same-Store ("SS") net operating income ("NOI"), higher NOI from acquired communities, higher income from unconsolidated entities particularly from real estate technology investments, higher gains on sold properties, and lower debt extinguishment costs.

- SS results for fourth quarter 2021 versus fourth quarter 2020 and third quarter 2021 are summarized below.

Same-Store Growth / (Decline)	Year-Over-Year ("YOY"): Q4 2021 vs. Q4 2020	Sequential: Q4 2021 vs. Q3 2021
With concessions reflected on a <u>cash basis</u>:		
Revenue	9.0%	3.0%
Expense	3.8%	(2.7)%
NOI	11.4%	5.7%
With concessions reflected on a <u>straight-line basis</u>:		
Revenue	5.8%	2.3%
NOI	6.6%	4.7%

- The Company's weighted average SS physical occupancy for the fourth quarter of 2021 was 97.1 percent, compared to 96.1 percent for the fourth quarter of 2020 and 97.5 percent for the third quarter of 2021.

- The Company continues to implement its Next Generation Operating Platform which helped limit fourth quarter 2021 SS controllable expense growth to 2.8 percent YOY and 2.2 percent YTD.

- During the quarter, the Company acquired three communities for an aggregate purchase price of $409.1 million and disposed of one community for proceeds of $126.0 million. Additionally, the Company committed $52.2 million to a Developer Capital Program ("DCP") investment.

"Our full-year 2021 earnings and same-store results compare very well versus initial guidance, and operating strength has persisted into 2022," said Tom Toomey, UDR's Chairman and CEO. "Our outlook for 2022 guidance signals one of our best years ever. In addition to favorable market rent growth dynamics, our unique value creation mechanisms, accretive capital allocation, and innovative Platform initiatives serve as a strong foundation for margin expansion and robust same-store, earnings, and dividend growth."

Outlook

For the first quarter and full-year of 2022, the Company has established the following Same-Store and earnings guidance ranges[1]:

	Q1 2022 Outlook	Q4 2021 Actual	Full-Year 2022 Outlook	Full-Year 2021 Actual
Net Income / (Loss) per share	$0.02 to $0.04	$0.37	$0.22 to $0.30	$0.48
FFO per share	$0.53 to $0.55	$0.63	$2.22 to $2.30	$2.02
FFOA per share	$0.53 to $0.55	$0.54	$2.22 to $2.30	$2.01
AFFO per share	$0.50 to $0.52	$0.47	$2.02 to $2.10	$1.82
Dividend declared per share	$0.38	$0.3625	$1.52	$1.45
YOY Growth/(Decline): concessions reflected on a cash basis:				
SS Revenue	N/A	9.0%	6.5% to 8.5%	1.5%
SS Expense	N/A	3.8%	2.5% to 3.5%	3.7%
SS NOI	N/A	11.4%	8.5% to 11.5%	0.5%
YOY Growth/(Decline): concessions reflected on a straight-line basis:				
SS Revenue	N/A	5.8%	7.5% to 9.5%	(0.4)%
SS NOI	N/A	6.6%	9.5% to 12.5%	(2.2)%

[1] Additional assumptions for the Company's first quarter and 2022 outlook can be found on Attachment 14 of the Company's related quarterly Supplemental Financial Information. A reconciliation of FFO per share, FFOA per share, and AFFO per share to GAAP Net Income per share can be found on Attachment 15(D) of the Company's related quarterly Supplemental Financial Information. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 15(A) through 15(D), "Definitions and Reconciliations," of the Company's related quarterly Supplemental Financial Information.

Recent Operating Trends

"Pricing power remained unseasonably strong in the fourth quarter with blended lease rate growth in the low-teens and a low-double-digit loss-to-lease to start the year," said Mike Lacy, UDR's Senior Vice President of Operations. "When coupled with occupancy above 97 percent, continued elevated traffic levels, and the real-time demand data we are using to optimize unit-level pricing, we are set up well to achieve strong results as we enter 2022."

Summary of Third Quarter 2021, Fourth Quarter 2021, and January 2022 Residential Operating Trends[1]

Metric	Q3 2021	As of and Through January 31, 2022				
		Oct 2021	Nov 2021	Dec 2021	Q4 2021	Jan 2022
Cash revenue collected (% of billed) during billing period	95.8%	94.0%	94.1%	93.8%	95.5%	93.6%
Cash revenue collected (% of billed) subsequent to billing period[1]	2.2%	3.3%	2.6%	1.9%	1.0%	N/A
Cash revenue collected (% of billed) as of January 31, 2022[1]	98.0%	97.3%	96.7%	95.7%	96.5%	93.6%
Revenue reserved or written-off	0.7%	N/A	N/A	N/A	0.8%[2]	N/A
Same-Store Metrics						
Weighted Average Physical Occupancy	97.5%	97.1%	97.1%	97.3%	97.1%	97.4%
Effective Blended Lease Rate Growth[3]	8.2%	11.8%	11.4%	12.0%	11.7%	13.1%

[1] Metrics shown here are as of January 31, 2022, and are for the Company's total residential portfolio, unless otherwise indicated. The summation of cash revenue collected during and subsequent to a billing period may not equate to the total cash revenue collected as of January 31, 2022 for that same billing period due to rounding. Cash revenue collected as a percentage of billed revenue for Q1 2021 and Q2 2021 continue to increase over time and are 98.1 percent, and 98.2 percent, respectively, as of January 31, 2022.

[2] For Q4 2021, as a result of the Company's additional cash revenue collected as a percentage of billed revenue attributable to prior quarters as outlined in footnote (1) above, the Company reduced its reserves (reflected as an increase in revenues) by approximately 0.5 percent, or $1.7 million, including $0.3 million for the Company's share from unconsolidated joint ventures. This reduces the Company's total bad debt reserve to $13.2 million, including $0.8 million for the Company's share from unconsolidated joint ventures, which compares to a quarter-end accounts receivable balance of $23.4 million.

[3] The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of (a) Effective New Lease Rate Growth and (b) Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level new and in-place demand trends. Please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplemental Financial Information for additional details.

Fourth Quarter 2021 Operations

In the fourth quarter, total revenue increased by $45.8 million YOY, or 15.2 percent, to $348.2 million. This increase was primarily attributable to growth in revenue from Same-Store, acquired, and stabilized, non-mature communities. The fourth quarter annualized rate of turnover decreased by 660 basis points versus the prior year period to 34.6 percent.

Summary of Same-Store Results in Fourth Quarter 2021 versus Fourth Quarter 2020

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	10.9%	3.3%	13.7%	36.3%	96.9%	1.9%
Mid-Atlantic	3.6%	5.8%	2.7%	21.5%	97.1%	0.1%
Northeast	11.3%	4.2%	15.6%	16.6%	96.8%	2.5%
Southeast	9.2%	1.2%	13.2%	12.3%	97.6%	0.5%
Southwest	9.0%	2.9%	12.8%	7.3%	97.5%	0.4%
Other Markets	11.3%	5.0%	14.1%	6.0%	97.5%	0.3%
Total (Cash)	**9.0%**	**3.8%**	**11.4%**	**100.0%**	**97.1%**	**1.0%**
Total (Straight-Line)	**5.8%**	**-**	**6.6%**	**-**	**-**	**-**

[1] Based on Q4 2021 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplemental Financial Information.

[2] Weighted average Same-Store physical occupancy for the quarter.

The table below includes sequential Same-Store results by region, with concessions accounted for on cash and straight-line bases.

Summary of Same-Store Results in Fourth Quarter 2021 versus Third Quarter 2021

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	Sequential Change in Occupancy
West	2.9%	0.0%	4.0%	36.3%	96.9%	(0.5)%
Mid-Atlantic	1.2%	(4.7)%	3.9%	21.5%	97.1%	(0.1)%
Northeast	6.0%	(3.0)%	11.6%	16.6%	96.8%	(0.5)%
Southeast	3.0%	(5.5)%	7.4%	12.3%	97.6%	(0.3)%
Southwest	3.0%	(3.0)%	6.7%	7.3%	97.5%	(0.6)%
Other Markets	1.8%	(0.5)%	2.7%	6.0%	97.5%	(0.3)%
Total (Cash)	**3.0%**	**(2.7)%**	**5.7%**	**100.0%**	**97.1%**	**(0.4)%**
Total (Straight-Line)	**2.3%**	**-**	**4.7%**	**-**	**-**	**-**

[1] Based on Q4 2021 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplemental Financial Information.

[2] Weighted average Same-Store physical occupancy for the quarter.

For the twelve months ended December 31, 2021, total revenue increased by $49.6 million YOY, or 4.0 percent, to $1.3 billion. This increase was primarily attributable to growth in revenue from acquired and Same-Store communities. The full-year rate of turnover decreased by 440 basis points versus the prior year period to 44.0 percent.

The table below includes Same-Store results by region, with concessions accounted for on cash and straight-line bases, for the twelve months ended December 31, 2021.

Summary of Same-Store Results Full-Year 2021 versus Full-Year 2020

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YTD YOY Change in Occupancy
West	(0.4)%	2.7%	(1.5)%	36.4%	96.8%	1.4%
Mid-Atlantic	0.7%	4.0%	(0.7)%	22.2%	97.0%	0.1%
Northeast	0.7%	6.1%	(2.2)%	16.7%	96.6%	2.3%
Southeast	5.9%	6.0%	5.9%	11.7%	97.6%	0.5%
Southwest	3.9%	(0.6)%	6.8%	7.4%	97.4%	0.4%
Other Markets	6.5%	1.2%	8.8%	5.6%	97.7%	1.0%
Total (Cash)	**1.5%**	**3.7%**	**0.5%**	**100.0%**	**97.1%**	**1.0%**
Total (Straight-Line)	**(0.4)%**	**-**	**(2.2)%**	**-**	**-**	**-**

[1] Based on full-year 2021 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplemental Financial Information.

[2] Weighted average Same-Store physical occupancy for full-year 2021.

Transactional Activity

The table below summarizes the Company's transactional activity completed during the quarter.

Community / Property	Location (MSA)	Purchase / (Sale) Price ($ millions)	Homes	Avg. Monthly Revenue per Occupied Home[1]	Physical Occupancy[1]
Acquisitions					
Arbors at Maitland Summit	Orlando, FL	$177.8	663	$1,609	95.7%
Essex Luxe[2]	Orlando, FL	106.0	330	1,967	96.1%
Quarters at Towson Town Center	Baltimore, MD	125.3	430	1,712	95.7%
Total / Weighted Avg.		**$409.1**	**1,423**	**$1,723**	**95.8%**
Dispositions					
1818 Platinum Triangle	Orange County, CA	$(126.0)	265	$2,526	98.8%

[1] Average Monthly Revenue per Occupied Home and Physical Occupancy are weighted averages for the quarter ended December 31, 2021.

[2] In September 2018, UDR structured a $12.9 million preferred equity investment with a third-party developer to finance this 330-apartment home community that was completed in 2020. In connection with UDR's acquisition of the community, the joint venture construction loan and the unpaid accrued interest were paid in full. Approximately $47.9 million of the acquisition cost was financed by issuing approximately 0.9 million Operating Partnership Units priced at $53.00 per share to the seller.

Properties acquired during the quarter are primarily located proximate to wholly owned UDR communities, which the Company expects should drive additional operating efficiencies as its Next Generation Operating Platform is deployed.

Development Activity and Other Projects

At the end of the fourth quarter, the Company's development pipeline totaled $501.5 million and was 77 percent funded. The Company's active development pipeline includes five communities, one each in Denver, CO; Dublin, CA; King of Prussia, PA; Addison, TX; and Washington, D.C., for a combined total of 1,417 homes.

At the end of the fourth quarter, the Company's other projects pipeline, which features the addition of 43 new apartment homes at two communities, totaled $19.0 million and was 44 percent funded.

Developer Capital Program ("DCP") Activity

During the quarter, the Company committed to invest $52.2 million in one DCP project, as summarized below.

Community / Property	Location (MSA)	Commitment ($ millions)	Homes	Return Rate	Investment Type
Upton Place	Washington, D.C.	$52.2	689	9.7%	Preferred Equity

At the end of the fourth quarter, the Company's preferred equity investments under its DCP platform, including accrued return, totaled $345.9 million with a weighted average return rate of 10.4 percent and weighted average estimated remaining term of 2.8 years.

Subsequent to quarter-end, UDR's investment balance and accrued return totaling approximately $62.4 million were paid in full upon 1200 Broadway, a 313 apartment home development in Nashville, TN, being sold to a third party. In conjunction with this transaction, UDR received $11.7 million of variable upside participation.

Capital Markets and Balance Sheet Activity
As previously announced, during the quarter the Company entered into forward equity sale agreements under its at-the-market equity program for approximately 0.9 million shares of common stock at a weighted average initial forward price per share of $53.51. The initial forward price per share for all forward equity sale agreements mentioned above will be adjusted at settlement to reflect the then-current federal funds rate and the amount of dividends paid to holders of UDR common stock over the term of the forward equity sale agreements. No shares under these new forward equity sale agreements have been settled. The final date by which shares sold under these forward equity sale agreements must be settled is September 6, 2022.

During the quarter, the Company settled approximately 8.1 million shares of common stock under its previously-announced forward equity sales agreements at a weighted average net price per share, after adjustments, of $49.34 for proceeds of $400.0 million.

As of December 31, 2021, the Company had $1.1 billion of liquidity through a combination of cash and undrawn capacity on its credit facilities, plus estimated proceeds of approximately $236.5 million from the potential settlement of approximately 4.4 million shares subject to previously-announced forward equity sale agreements (subject to adjustment as described above, and which have final settlement dates ranging between August 1, 2022 and September 14, 2022), for a total of $1.4 billion in liquidity. Please see Attachment 14 of the Company's related quarterly Supplemental Financial Information for additional details on projected capital sources and uses.

The Company's total indebtedness as of December 31, 2021 was $5.4 billion with no remaining consolidated maturities until 2024, excluding principal amortization, amounts on the Company's commercial paper program and amounts on the Company's working capital credit facility. In the table below, the Company has presented select balance sheet metrics for the quarter ended December 31, 2021 and the comparable prior year period.

	Quarter Ended December 31		
Balance Sheet Metric	**Q4 2021**	**Q4 2020**	**Change**
Weighted Average Interest Rate	2.80%	2.91%	(0.11)%
Weighted Average Years to Maturity[1]	7.7	8.0	(0.3)
Consolidated Fixed Charge Coverage Ratio	5.2x	4.5x	0.7x
Consolidated Debt as a percentage of Total Assets	34.0%	34.9%	(0.9)%
Consolidated Net-Debt-to-EBITDAre	6.4x	6.8x	(0.4)x

(1) If the Company's commercial paper balance was refinanced using its line of credit, the weighted average years to maturity would be 7.9 years both with and without extensions for Q4 2021 and 8.0 years without extensions and 8.1 years with extensions for Q4 2020.

Dividend
As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the fourth quarter of 2021 in the amount of $0.3625 per share. The dividend was paid in cash on January 31, 2022 to UDR common shareholders of record as of January 10, 2022. The fourth quarter 2021 dividend represented the 197th consecutive quarterly dividend paid by the Company on its common stock.

In conjunction with this release, the Company's Board of Directors has announced a 2022 annualized dividend per share of $1.52, a 4.8 percent increase over 2021.

Supplemental Information
The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on February 9, 2022 to discuss fourth quarter and full-year results as well as high-level views for 2022. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. To participate in the teleconference dial 877-705-6003 for domestic and 201-493-6725 for international. A passcode is not necessary.

Given the combination of a high volume of conference calls occurring during this time of year and the impact that the COVID-19 pandemic has had on staffing and capacity at the Company's conference call provider, delays are anticipated when connecting to the live call. As a result, stakeholders and interested parties are encouraged to utilize the Company's webcast link for its earnings results discussion.

A replay of the conference call will be available through March 9, 2022, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13726121, when prompted for the passcode. A replay of the call will also be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

The full text of the earnings report and related quarterly Supplemental Financial Information will be available on the Company's website at ir.udr.com.

Forward-Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, the impact of the COVID-19 pandemic and measures intended to prevent its spread or address its effects, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stabilization of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning the joint ventures with third parties, expectations that technology will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of December 31, 2021, UDR owned or had an ownership position in 57,483 apartment homes including 1,417 homes under development. For over 49 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents and the highest quality experience for Associates.